Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-3352 (212) 455-7862	E-mail Address kwallach@stblaw.com hui.lin@stblaw.com
June 12, 2023
VIA EDGAR
Taylor Beech
Donald Field
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	CAVA Group, Inc.
Acceleration Request for CAVA Group, Inc.
Registration Statement on Form S-1
File No. 333-272068
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, CAVA Group, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 14, 2023, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.
Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions.
Very truly yours,
/s/ Kenneth Wallach
Kenneth Wallach
/s/ Hui Lin
Hui Lin